

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 12, 2020

David Cote
Executive Chairman
Vertiv Holdings Co
1050 Dearborn Drive
Columbus, Ohio 43085

> **Re: Vertiv Holdings Co**
> **Registration Statement on Form S-1**
> **Filed February 7, 2020**
> **File No. 333-236334**

Dear Mr. Cote:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Erin Purnell at 202-551-3454 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing